UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-40320

GLOBAL SPAC PARTNERS CO.

(Exact name of registrant as specified in its charter)

2093 PHILADELPHIA PIKE #1968, CLAYMONT, DE 19703

(650) 560-4753

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one subunit and one-half of one redeemable warrant

Subunits included as part of the units, each consisting of one Class A ordinary share, $.0001 par value, and one-quarter of one redeemable warrant

Redeemable warrants

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Global SPAC Partners Co. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 25, 2022	GLOBAL SPAC PARTNERS CO.

	By:	/s/ Jayesh Chandan
	Name:	Jayesh Chandan
	Title:	Director